August 27, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Rapid Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on: August 27, 2010
File No. : 333-167960

Dear Ms. Magnor:

We represent Rapid Holdings, Inc. (“Rapid Holdings” or, the “Company,” “we,” “us,” or “our”).  By letter dated August 27, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amendment No. 2 to Registration Statement (the “Registration Statement”) on Form S-1 filed on August 19, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sales and Growth Assumptions, page 13

1.  Please expand your disclosure to describe the basis of your goals of generating 500 applications per month and an additional 300 applications over the next four months.  Please also explain your goal to grow at a monthly rate of over 1%.  For example, please explain whether these numbers were generated from any studies that the company has conducted, or comparisons to industries that you feel are analogous to the company.  If you have no basis for these goals other than that these are your own ideal amounts, please so state.

Response: The goals set forth in the Registration Statement on Form S-1 are those which we would like to achieve. These goals are our own ideal amounts and are not based on any studies conducted by us. The Registration Statement on Form S-1 has been amended to disclose this information.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin